Exhibit 99.1

Press Release

GasLog Ltd. Reports Financial Results for the Quarter Ended December 31, 2014

Monaco, February 27, 2015, GasLog Ltd. and its subsidiaries (“GasLog” or “Group” or “Company”) (NYSE: GLOG), an international owner, operator and manager of liquefied natural gas (“LNG”) carriers, today reported its unaudited financial results for the quarter ended December 31, 2014.

Highlights

•	Agreement to acquire two additional LNG carriers from a subsidiary of BG Group plc (“BG Group”) for $460.0 million that will be chartered back to the same subsidiary of BG Group with average charters of 10 years, adding $590 million to our contracted revenue. (1)

•	16% increase in quarterly distribution from GasLog Partners LP (“GasLog Partners”) which exceeds the first Incentive Distribution Right (“IDR”) threshold, resulting in higher quarterly distributions to GasLog by $0.6 million.

•	Earnings per share (“EPS”) of $0.11 (Q4 2013: $0.34), EBITDA(2) of $68.1 million (Q4 2013: $39.9 million) and Profit of $9.9 million (Q4 2013: $21.4 million) for the quarter ended December 31, 2014.

•	Adjusted EPS(2) of $0.28 (Q4 2013: $0.28), Adjusted EBITDA(2) of $67.5 million (Q4 2013: $39.7 million) and Adjusted Profit(2) of $24.0 million (Q4 2013: $17.4 million) for the quarter ended December 31, 2014.

•	Launched ‘GasLog 40:17’ Vision(3) at our Capital Markets Day on December 2, 2014.

•	Quarterly dividend of $0.14 per common share payable on March 13, 2015.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) the two LNG carriers agreed to be acquired are delivered on schedule; and (c) no charterers’ exercise of any option to extend the terms of charters.

(2) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with International Financial Reporting Standards (“IFRS”). For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II of this press release.

(3) Future acquisitions of vessels are subject to various risks and uncertainties that include, but are not limited to, general LNG and LNG shipping market conditions and trends; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our future financial condition and liquidity; our ability to obtain financing to fund acquisitions, banks’ ability to fund their financial commitments; and our ability to meet our obligations under our credit facilities.

CEO Statement

Paul Wogan, Chief Executive Officer, stated “We continued to execute well on our business plan in what proved to be an active fourth quarter for GasLog. We launched the ‘GasLog 40:17’ Vision at our Capital Markets Day in December, which sets out our ambition to increase the consolidated fleet to 40 vessels by the end of 2017. Through adding vessels with attractive, long-term contracts with strong counterparties, our aim is to continue to add to our $3.2 billion(1) of contracted revenue.

The fourth quarter saw a fall in the oil price which negatively impacted the global energy sector. However, even against this volatile backdrop, we immediately made progress in realizing this ‘GasLog 40:17’ Vision by contracting to acquire two 170,000 cbm tri-fuel diesel electric (“TFDE”) vessels from a subsidiary of BG Group with average charters of 10 years. This transaction, announced on December 22, 2014, is expected to close by the end of March 2015 and will increase the consolidated fleet to 27.25 vessels. We look forward to continuing this progress in 2015.

2014 was a transformational year for GasLog that saw the Company executing significant fleet growth through a combination of newbuilding orders and acquisitions. We also broadened our access to the capital markets through two GasLog equity raises, the GasLog Partners initial public offering (“IPO”) and a further NOK bond issue. We expect that even in the prevailing lower oil-price environment, 2015 will see significant new LNG liquefaction projects coming online and GasLog will continue to use its operational and financial platform to take advantage of further attractive opportunities in the market.”

(1)Includes the two vessel acquisition announced on December 22, 2014, which is expected to close by the end of March 2015.

Dividend Declaration

On February 26, 2015, the board of directors declared a quarterly cash dividend of $0.14 per common share payable on March 13, 2015 to shareholders of record as of March 10, 2015.

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Pending Vessels Acquisition

On December 22, 2014, GasLog entered into an agreement with a subsidiary of BG Group to acquire two LNG carriers, the Methane Becki Anne and the Methane Julia Louise, for a purchase price of $460.0 million (the “Pending Vessels Acquisition”). The vessels will be chartered back to the same subsidiary of BG Group for periods of nine and eleven years with further options for the charterer to extend the term of the time charter for each vessel by either three or five years. GasLog supervised the construction of the vessels and has technically managed both vessels since their delivery to a subsidiary of BG Group in 2010. They have TFDE propulsion and on-board reliquefaction plants, which enable the vessels to operate on gas at a wider range of speeds more efficiently. The closing of the transaction is subject to the satisfaction of certain conditions, including the completion of definitive documentation. GasLog expects the transaction to close in the end of March 2015. Under the omnibus agreement with GasLog Partners, we will be required, within 30 days following the closing of the Pending Vessels Acquisition, to offer GasLog Partners the opportunity to purchase the vessels at the acquisition cost plus certain administrative costs. Under that provision, GasLog Partners would be required to accept or reject our offer within an additional 30 days. We and GasLog Partners are discussing possible alternative arrangements under which GasLog Partners may have a significantly longer period to elect to acquire the vessels at fair market value. There can be no assurance that we and GasLog Partners will agree to any such alternative arrangements or that GasLog Partners will ultimately acquire the vessels.

Increase in GasLog Partners’ Distribution

On January 28, 2015, the Board of Directors of GasLog Partners approved a quarterly distribution of $0.4345, an increase of approximately 16% above the existing minimum quarterly distribution. This increase in distribution exceeds the first IDR threshold, resulting in higher quarterly distributions to GasLog by $0.6 million.

Delivery of GasLog Saratoga

On December 16, 2014, GasLog took delivery of the GasLog Saratoga, an LNG carrier of 155,000 cubic meters capacity with TFDE propulsion constructed by Samsung Heavy Industries Co. Ltd. The vessel was immediately put on a short-term contract with a subsidiary of BG Group.

Financing Update

On October 23, 2014, GasLog received a waiver letter from DNB Bank ASA, acting as agent of the loan facility of GAS-eight Ltd., GAS-nine Ltd. and GAS-ten Ltd., relating to the fact that GAS-nine Ltd. and GAS-ten Ltd. had not secured relevant long-term charter parties as required by the loan facility. The waiver permits the drawdown of the relevant tranches notwithstanding that the vessels do not have long-term charter arrangements. Subsequent to the waiver letter, on December 2, 2014, a supplemental deed was signed with the lenders that, among other amendments to the principal agreement, required that an aggregate amount of $21.0 million per vessel be maintained in blocked accounts until the time that an acceptable charter party agreement has been entered into after the delivery date of the respective vessels. As of December 31, 2014, the GAS-nine Ltd. advance has been drawn and the $21.0 million related to GAS-nine Ltd. has been deposited in a blocked account which is presented under restricted cash.

On November 12, 2014, GasLog Partners entered into a loan agreement with Citibank N.A. London Branch for a credit facility of up to $450.0 million for the purpose of refinancing in full GasLog Partners’ outstanding debt facilities. The refinancing replaced all of GasLog Partners’ existing facilities, simplified GasLog Partners’ funding arrangements with a single facility, extended maturity to 2019 and extended the amortization period of the debt to better match the useful life of GasLog Partners’ assets.

On November 12, 2014, in connection with the aforementioned refinancing, GasLog Partners terminated its existing swap agreements having a notional amount of $214.7 million by paying their fair value on that date of $2.6 million plus accrued interest of $0.4 million.

On November 14, 2014, GasLog signed an amendment to its NOK bond agreement to revise the covenants to reflect GasLog’s growth and the anticipated growth of GasLog Partners. Under the amended agreement, (a) GasLog is permitted to make distributions (including any authorized share buybacks) up to an aggregate maximum per share for the years 2014, 2015, 2016, 2017 and 2018 of $0.70/share, $1.00/share, $1.10/share, $1.20/share and $1.30/share, respectively, provided that total indebtedness divided by total capitalization (giving pro forma effect for the distribution) does not exceed 67.5%, the ratio of EBITDA over debt service obligations on a trailing 12 months’ basis is no less than 115.0% and no event of default would result from such distribution, (b) the amount of debt or committed debt availability that GasLog provides to GasLog Partners cannot exceed $75.0 million, and (c) GasLog agreed to pay a one-time fee of 1.0% of the face value of the Bond.

In December 2014, GasLog obtained commitments from DNB Bank ASA for a $325.0 million secured credit facility and a $135.0 million subordinated two-year loan facility at rates in line with recent GasLog financings in order to finance the Pending Vessels Acquisition.

Financial Summary

In millions of U.S. dollars except per share data	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
EBITDA(1)	$39.9	$68.1	$102.2	$217.6
Adjusted EBITDA(1)	$39.7	$67.5	$101.6	$217.2
Profit	$21.4	$9.9	$56.9	$50.8
Adjusted Profit(1)	$17.4	$24.0	$39.7	$73.9
EPS	$0.34	$0.11	$0.91	$0.54
Adjusted EPS(1)	$0.28	$0.28	$0.63	$0.83

There were 638 and 1,808 operating days for the quarter and the year ended December 31, 2013, respectively, as compared to 1,356 and 4,392

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operating days for the quarter and the year ended December 31, 2014, respectively. The increase in operating days resulted from the new vessel deliveries and on-the-water vessel acquisitions over the period.

Profit was $9.9 million and $50.8 million for the quarter and the year ended December 31, 2014, respectively ($21.4 million and $56.9 million for the quarter and the year ended December 31, 2013, respectively). The decrease in Profit was affected by the non-cash write-off of unamortized loan fees of $5.8 million and $9.0 million for the quarter and the year ended December 31, 2014, respectively, related to the refinancing of the GasLog Partners’ loan facilities, as well as an increase of non-cash loss on swaps by $12.8 million and $31.7 million for the quarter and the year ended December 31, 2014, respectively.

Adjusted Profit(1) was $24.0 million and $73.9 million for the quarter and the year ended December 31, 2014, respectively ($17.4 million and $39.7 million for the quarter and the year ended December 31, 2013, respectively). The increase in Adjusted Profit was mainly attributable to the significant growth in our fleet in 2014.

EBITDA(1) was $68.1 million and $217.6 million for the quarter and the year ended December 31, 2014, respectively ($39.9 million and $102.2 million for the quarter and the year ended December 31, 2013, respectively). The increase in EBITDA was attributable to the increase in revenues from the increased fleet, partially offset by the increase in vessel operating and supervision costs associated with our increased fleet and the increase in general and administrative expenses.

Adjusted EBITDA(1) was $67.5 million and $217.2 million for the quarter and the year ended December 31, 2014, respectively ($39.7 million and $101.6 million for the quarter and the year ended December 31, 2013, respectively).

EPS was $0.11 and $0.54 for the quarter and the year ended December 31, 2014, respectively ($0.34 and $0.91 for the quarter and the year ended December 31, 2013, respectively). The decrease in EPS is attributable to the decrease in Profit and the increase in the weighted average number of shares following the equity offerings and the private placement completed in the first half of 2014.

Adjusted EPS(1) was $0.28 and $0.83 for the quarter and the year ended December 31, 2014, respectively ($0.28 and $0.63 for the quarter and the year ended December 31, 2013, respectively). The increase in Adjusted EPS was attributable to the increase in Adjusted Profit, partially offset by the increase in the weighted average number of shares following the equity offerings and the private placement completed in the first half of 2014.

(1) EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures, and should not be used in isolation or as a substitute for GasLog’s financial results presented in accordance with IFRS. For definitions and reconciliations of these measurements to the most directly comparable financial measures calculated and presented in accordance with IFRS, please refer to Exhibit II at the end of this press release.

Revenues were $99.0 million and $328.7 million for the quarter and the year ended December 31, 2014, respectively ($59.3 million and $157.2 million for the quarter and the year ended December 31, 2013, respectively).

Vessel operating and supervision costs were $21.5 million and $78.5 million for the quarter and the year ended December 31, 2014, respectively ($14.2 million and $34.9 million for the quarter and the year ended December 31, 2013, respectively).

Depreciation of fixed assets was $22.2 million and $70.7 million for the quarter and the year ended December 31, 2014, respectively ($10.3 million and $29.3 million for the quarter and the year ended December 31, 2013, respectively).

The increase in revenues, vessels operating and supervision costs and depreciation of fixed assets was mainly attributable to the increase in operating days from an increased fleet discussed above.

General and administrative expenses were $9.6 million and $34.2 million for the quarter and the year ended December 31, 2014, respectively ($5.7 million and $21.6 million for the quarter and the year ended December 31, 2013, respectively). The increase was mainly attributable to the increase in personnel expenses related to the growth of the Group, the increase in legal and professional fees, such as audit and other professional services, the increase in non-cash stock based compensation expense, the increase in travel and accommodation expenses related to the Group’s expansion in London and New York and the increase in costs attributable to GasLog Partners’ IPO and on-going listing obligations.

Financial costs were $24.5 million and $71.6 million for the quarter and the year ended December 31, 2014, respectively ($10.5 million and $27.9 million for the quarter and the year ended December 31, 2013, respectively). In financial costs for the quarter and the year ended December 31, 2014, there is an amount of $5.8 million and $9.0 million, respectively, representing the write-off of the unamortized deferred loan issuance costs in connection with the repayment of GasLog Partners’ existing facilities. An analysis of financial costs is as follows:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Financial costs
Amortization and write-off of deferred loan issuance costs	$1,138	$7,650	$3,620	$15,362
Interest expense on loans and cash flow hedges	7,650	12,513	20,415	43,743
Interest expense on bond and cross currency swaps	1,576	2,856	3,204	9,533
Other financial costs, net	105	1,472	612	2,941
Total financial costs	$10,469	$24,491	$27,851	$71,579

Loss on swaps was $11.5 million and $24.8 million for the quarter and the year ended December 31, 2014, respectively (gain of $2.3 million and

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$11.5 million for the quarter and the year ended December 31, 2013, respectively). An analysis of (gain)/loss on swaps is as follows:

(All amounts expressed in thousands of U.S. dollars)	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
(Gain)/loss on swaps
Realized loss on interest rate swaps held for trading	$1,629	$2,657	$5,729	$10,310
Unrealized (gain)/loss on interest rate swaps held for trading	(4,259)	5,625	(19,829)	7,873
Loss at inception	1	—	318	—
Recycled loss of cash flow hedges reclassified to profit or loss	335	3,401	2,293	6,641
Ineffective portion on cash flow hedges	—	(188)	(9)	(37)
Total (gain)/loss on swaps	$(2,294)	$11,495	$(11,498)	$24,787

Contracted Charter Revenues(1)

GasLog’s contracted charter revenues are estimated to increase from $321.0 million for the fiscal year 2014 to $423.6 million for the fiscal year 2017, based on contracts in effect as of December 31, 2014 for the ten LNG carriers delivered to us in through December 31, 2014; the six LNG carriers acquired from a subsidiary of BG Group in April 2014 and June 2014; and the four LNG carriers on order for which we have secured time charters, but does not include any extension options. The total future firm contracted revenue stands at $2.6 billion. These amounts include the five vessels now owned by GasLog Partners but excludes the recently announced vessels acquisitions of the Methane Becki Anne and the Methane Julia Louise from BG Group, which if included would add a further $590 million of contracted revenue.

(1) Contracted revenue calculations assume: (a) 365 revenue days per annum, with 30 off-hire days when the ship undergoes scheduled drydocking; (b) all LNG carriers on order are delivered on schedule; and (c) no exercise of any option to extend the term of charters.

Liquidity and Capital Resources

As of December 31, 2014, GasLog had $212.0 million of cash and cash equivalents, of which $117.3 million was held in time deposits and the remaining balance in current accounts. Moreover, as of December 31, 2014, GasLog had $28.1 million held in time deposits with an initial duration of more than three months but less than a year that have been classified as short-term investments. As of December 31, 2014, GasLog had $22.8 million in restricted cash in relation to cash held in blocked accounts in order to comply with the covenants under two of its credit facilities.

As of December 31, 2014, GasLog had an aggregate of $1.8 billion of indebtedness outstanding under nine credit facilities, of which $121.8 million is repayable within one year, including $42.2 million under the revolving credit facility. As of December 31, 2014, GasLog had $134.7 million outstanding under the NOK bond agreement that is payable in June 2018.

As of December 31, 2014, GasLog’s commitments for capital expenditures are related to the nine LNG carriers on order, which have a gross aggregate contract price of approximately $1.8 billion. As of December 31, 2014, the total remaining balance of the contract prices of the nine newbuildings was $1.7 billion that will be funded with cash balances, cash from operations, existing undrawn debt and other financings we may enter into. The contract price for the two vessels under the Pending Vessels Acquisition is $460.0 million, which is expected to be funded by the two commitments described in the Financing Update section.

GasLog has hedged 53.9% of its expected floating interest rate exposure at a weighted average interest rate of approximately 4.6% (including margin) as of December 31, 2014. GasLog expects the total percentage of debt hedged to increase as it looks to hedge the recently completed $450.0 million GasLog Partners credit facility.

Fleet Update

As of December 31, 2014 GasLog has seven newbuildings on order at Samsung Heavy Industries Co. Ltd. and two newbuildings on order at Hyundai Heavy Industries Co. Ltd. Our vessels presently under construction are on schedule and within budget. The expected delivery dates are as follows:

Hulls	Delivery date
Hull No. 2044	Q2 2015
Hull No. 2072	Q1 2016
Hull No. 2073	Q2 2016
Hull No. 2102	Q3 2016
Hull No. 2103	Q4 2016
Hull No. 2130	Q2 2017
Hull No. 2131	Q3 2017
Hull No. 2800	Q3 2017
Hull No. 2801	Q4 2017
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LNG Market Update and Outlook

There were a number of important developments during the fourth quarter of 2014, particularly in the United States, highlighting North America’s increasing prominence in the LNG production industry. The first two trains of the 13.2 million tons per annum (“mtpa”) Freeport project commenced construction as did the 5.9mtpa Cove Point project. At the end of the quarter, Cheniere’s 13.5mtpa Corpus Christi project became the fifth U.S. project to receive Federal Energy Regulatory Commission (“FERC”) approval and we believe this project will take final investment decision (“FID”) in the first half of 2015, having secured the financing commitments in December 2014. The project has also sold all of the volumes from its first two trains (over 8mtpa of total projected volumes) on long-term supply agreements.

In the fourth quarter of 2014, the first project in a wave of new LNG projects in Australia commenced production. BG’s Curtis project (4.25mtpa from Train 1) loaded its first cargo on schedule. The cargo was loaded onto the Methane Rita Andrea, one of the vessels GasLog acquired from BG earlier in 2014, which was then sold to GasLog Partners in September 2014. In 2015, we expect Gladstone (7.8mtpa), Gorgon (15.6mtpa) and Australia Pacific (9mtpa) to continue this momentum, leading to a significant increase in the global requirement for LNG carriers.

There is currently 123.7mtpa of new LNG production capacity under construction supporting our expectation that the medium to long-term outlook for LNG shipping is extremely positive. During the fourth quarter, the pick-up in activity in the shorter term market seen in the third quarter of 2014 was sustained, leading to a year on year increase in the total number of spot market fixtures for the quarter of 126%. The increase in liquidity is an encouraging development for LNG shipping and could lead to more opportunities for GasLog. We are seeing some weakness in the current spot market as a number of uncontracted newbuilds deliver into the market. GasLog currently has all of its ships on either long-term or spot charters with the most recent delivery, the GasLog Saratoga, on a short term spot cargo with a subsidiary of BG Group that commenced in January 2015. The GasLog Chelsea contract with PNG LNG was extended during the quarter for a second time at the same rate and we now expect this vessel to come off contract in May 2015. Including the recently announced Pending Vessels Acquisition, the consolidated fleet currently consists of 18 vessels on the water, with 14 of those vessels on contracts with subsidiaries of BG Group and Royal Dutch Shell plc (“Shell”).

GasLog’s strategy is to have its fleet largely contracted to high credit quality counterparties, whilst at the same time having a small number of vessels open to the spot market. Looking ahead, we anticipate significant opportunities to capture upside in the market in the coming years, particularly as we expect the ramp up of new liquefaction capacity around the world to outstrip the number of ships currently on order. Through the delivery of our newbuilding program and the potential to add further on-the-water vessels, we believe GasLog is very well placed to take advantage of the continuing growth in the LNG industry.

Conference Call

GasLog will host a conference call to discuss its results for the fourth quarter 2014 at 8:30 a.m. ET (1:30 p.m. London Time) on Friday, February 27, 2015. Paul Wogan, Chief Executive Officer and Simon Crowe, Chief Financial Officer, will review the Company’s operational and financial performance for the period. Management’s presentation will be followed by a Q&A session.

The dial-in numbers for the conference call are as follows:

+ 1 212 444 0412 (New York, NY)

+ 44 (0) 20 3427 1901 (London, UK)

+ 33 (0) 1 76 77 22 24 (Paris, France)

Passcode for the call is 6308659

A live webcast of the conference call will also be available on the investor relations page of the Company’s website at http://www.gaslogltd.com/investor-relations. The press release announcing GasLog’s fourth quarter 2014 results will also be available on this section of the website.

About GasLog Ltd.

GasLog is an international owner, operator and manager of LNG carriers. GasLog’s fully-owned fleet includes 20 LNG carriers (including 11 ships in operation and 9 LNG carriers on order and excluding the 2 vessels to be acquired under the Pending Vessels Acquisition) and GasLog has 6 LNG carriers operating under its technical management for third parties. GasLog Partners LP, a master limited partnership formed by GasLog, owns a further five LNG carriers. GasLog’s principal executive offices are at Gildo Pastor Center, 7 Rue du Gabian, MC 98000, Monaco. GasLog’s website is http://www.gaslogltd.com.

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Forward Looking Statements

This press release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The reader is cautioned not to rely on these forward-looking statements. All statements, other than statements of historical facts, that address activities, events or developments that the Company expects, projects, believes or anticipates will or may occur in the future, including, without limitation, future operating or financial results and future revenues and expenses, future, pending or recent acquisitions (including the ‘GasLog 40:17’ Vision), general market conditions and shipping industry trends, the financial condition and liquidity of the Company, cash available for dividend payments, future capital expenditures and drydocking costs and newbuild vessels and expected delivery dates, are forward-looking statements. These statements are based on current expectations of future events. If underlying assumptions prove inaccurate or unknown risks or uncertainties materialize, actual results could vary materially from our expectations and projections. Risks and uncertainties include, but are not limited to, general LNG and LNG shipping market conditions and trends, including charter rates, ship values, factors affecting supply and demand of LNG and LNG shipping, technological advancements and opportunities for the profitable operation of LNG carriers; our ability to enter into time charters with our existing customers as well as new customers; our contracted charter revenue; our customers’ performance of their obligations under our time charters and other contracts; the effect of volatile economic conditions and the differing pace of economic recovery in different regions of the world; future operating or financial results and future revenues and expenses; our future financial condition and liquidity; our ability to obtain financing to fund capital expenditures, acquisitions and other corporate activities, funding by banks of their financial commitments, and our ability to meet our obligations under our credit facilities; future, pending or recent acquisitions of ships or other assets, business strategy, areas of possible expansion and expected capital spending or operating expenses; our expectations relating to dividend payments and our ability to make such payments; our ability to enter into shipbuilding contracts for newbuildings and our expectations about the availability of existing LNG carriers to purchase, as well as our ability to consummate any such acquisitions; our expectations about the time that it may take to construct and deliver newbuildings and the useful lives of our ships; number of off-hire days, drydocking requirements and insurance costs; our anticipated general and administrative expenses; fluctuations in currencies and interest rates; our ability to maintain long-term relationships with major energy companies; expiration dates and extensions of charters; our ability to maximize the use of our ships, including the re-employment or disposal of ships no longer under time charter commitments; environmental and regulatory conditions, including changes in laws and regulations or actions taken by regulatory authorities; requirements imposed by classification societies; risks inherent in ship operation, including the discharge of pollutants; availability of skilled labor, ship crews and management; potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists; and potential liability from future litigation. A further list and description of these risks, uncertainties and other factors can be found in our Annual Report filed with the SEC on March 27, 2014. Copies of the Annual Report, as well as subsequent filings, are available online at www.sec.gov or on request from us. We do not undertake to update any forward-looking statements as a result of new information or future events or developments except as may be required by law.

Contacts:

Simon Crowe (CFO, GasLog, Monaco)

Phone: +377 9797 5115

Jamie Buckland (GasLog, Monaco)

Phone: +44 203 388 3116

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EXHIBIT I - Unaudited Interim Financial Information

Unaudited condensed consolidated statements of financial position

As of December 31, 2013 and December 31, 2014

(Amounts expressed in thousands of U.S. Dollars)

	December 31, 2013	December 31, 2014
Assets
Non-current assets
Goodwill	9,511	9,511
Investment in associate	6,326	6,603
Deferred financing costs	12,793	6,120
Other non-current assets	2,659	5,785
Derivative financial instruments	9,145	1,174
Tangible fixed assets	1,529,720	2,809,517
Vessels under construction	120,295	142,776
Total non-current assets	1,690,449	2,981,486
Current assets
Trade and other receivables	7,257	14,317
Dividends receivable and due from related parties	2,476	1,869
Inventories	5,936	4,953
Prepayments and other current assets	2,263	4,443
Short-term investments	4,500	28,103
Restricted cash	—	22,826
Cash and cash equivalents	103,798	211,974
Total current assets	126,230	288,485
Total assets	1,816,679	3,269,971
Equity and liabilities
Equity
Share capital	629	810
Contributed surplus	614,964	923,470
Reserves	(3,428)	(12,002)
Treasury shares	—	(12,576)
Retained earnings	27,368	29,689
Equity attributable to owners of the Group	639,533	929,391
Non-controlling interest	—	323,646
Total equity	639,533	1,253,037
Current liabilities
Trade accounts payable	5,735	9,668
Ship management creditors	8,148	1,285
Amounts due to related parties	123	181
Derivative financial instruments	14,235	16,149
Other payables and accruals	30,272	57,647
Borrowings—current portion	100,320	116,431
Total current liabilities	158,833	201,361
Non-current liabilities
Derivative financial instruments	2,918	35,751
Borrowings—non-current portion	1,014,754	1,778,845
Other non-current liabilities	641	977
Total non-current liabilities	1,018,313	1,815,573
Total equity and liabilities	1,816,679	3,269,971
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Unaudited condensed consolidated statements of profit or loss

For the three months and the years ended December 31, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars, except per share data)

	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Revenues	59,338	98,961	157,240	328,679
Vessel operating and supervision costs	(14,182)	(21,500)	(34,919)	(78,470)
Depreciation of fixed assets	(10,305)	(22,232)	(29,322)	(70,695)
General and administrative expenses	(5,667)	(9,608)	(21,598)	(34,154)
Profit from operations	29,184	45,621	71,401	145,360
Financial costs	(10,469)	(24,491)	(27,851)	(71,579)
Financial income	60	62	411	274
Gain/(loss) on swaps	2,294	(11,495)	11,498	(24,787)
Share of profit of associate	376	251	1,470	1,497
Total other expenses, net	(7,739)	(35,673)	(14,472)	(94,595)
Profit for the period	21,445	9,948	56,929	50,765
Attributable to:
Owners of the Group	21,445	8,837	56,929	42,161
Non-controlling interest	—	1,111	—	8,604
	21,445	9,948	56,929	50,765

Earnings per share – basic and diluted	0.34	0.11	0.91	0.54
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Unaudited condensed consolidated statements of cash flows

For the year ended December 31, 2013 and 2014

(Amounts expressed in thousands of U.S. Dollars)

	For the year ended
	December 31, 2013	December 31, 2014
Cash flows from operating activities:
Profit for the year	56,929	50,765
Adjustments for:
Depreciation of fixed assets	29,322	70,695
Share of profit of associate	(1,470)	(1,497)
Financial income	(411)	(274)
Financial costs	27,851	71,579
Unrealized foreign exchange (gains)/losses on cash and cash equivalents and short-term investments	(1,013)	218
Unrealized (gain)/loss on interest rate swaps held for trading including ineffective portion of cash flow hedges and loss at inception	(19,520)	7,836
Recycled loss of cash flow hedges reclassified to profit or loss	2,293	6,641
Non-cash defined benefit obligations	81	(202)
Non-cash employee benefits	493	1,856
	94,555	207,617
Movements in working capital	13,781	4,682
Cash provided by operations	108,336	212,299
Interest paid, net of amount capitalized	(21,591)	(64,011)
Net cash from operating activities	86,745	148,288
Cash flows from investing activities:
Dividends received from associate	1,640	970
Payments for tangible fixed assets and vessels under construction	(1,038,153)	(1,364,283)
Return of contributed capital from associate	360	—
Purchase of short-term investments	(44,969)	(89,823)
Maturity of short-term investments	145,047	66,220
Financial income received	559	260
Net cash used in investing activities	(935,516)	(1,386,656)
Cash flows from financing activities:
Proceeds from bank loans and bonds	1,026,200	1,480,473
Bank loan repayments	(142,649)	(656,944)
Payment of loan issuance costs	(14,782)	(22,501)
Payment of equity raising costs	—	(4,679)
Proceeds from public offerings and private placement (net of underwriting discounts and commissions)	—	310,240
Increase in restricted cash	—	(22,826)
Proceeds from GasLog Partners’public offering and issuance of general partners units (net of underwriting discounts and commissions)	—	323,087
Purchase of treasury shares	—	(13,221)
Proceeds from reissuance of treasury shares		273
Dividends paid	(28,288)	(47,140)
Net cash from financing activities	840,481	1,346,762
Effects of exchange rate changes on cash and cash equivalents	1,110	(218)
(Decrease)/increase in cash and cash equivalents	(7,180)	108,176
Cash and cash equivalents, beginning of the year	110,978	103,798
Cash and cash equivalents, end of the year	103,798	211,974
12

EXHIBIT II

Non-GAAP Financial Measures:

EBITDA is defined as earnings before depreciation, amortization, interest income and expense, gain/loss on swaps and taxes. Adjusted EBITDA is defined as EBITDA before foreign exchange gains/losses. Adjusted Profit represents earnings before write-off of unamortized loan fees, foreign exchange gains/losses and non-cash gain/loss on swaps that includes (a) unrealized gain/loss on swaps held for trading, (b) loss at inception, (c) recycled loss of cash flow hedges reclassified to profit or loss and (d) ineffective portion of cash flow hedges. Adjusted EPS represents earnings before non-cash gain/loss on swaps as defined above, foreign exchange gains/losses and write-off of unamortized loan fees, divided by the weighted average shares outstanding. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are non-GAAP financial measures that are used as supplemental financial measures by management and external users of financial statements, such as investors, to assess our financial and operating performance. We believe that these non-GAAP financial measures assist our management and investors by increasing the comparability of our performance from period to period. We believe that including EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS assists our management and investors in (i) understanding and analyzing the results of our operating and business performance, (ii) selecting between investing in us and other investment alternatives and (iii) monitoring our ongoing financial and operational strength in assessing whether to continue to hold our common shares. This increased comparability is achieved by excluding the potentially disparate effects between periods of, in the case of EBITDA and Adjusted EBITDA, interest, gain/loss on swaps, taxes, depreciation and amortization, in the case of Adjusted EBITDA, foreign exchange gains/losses and in the case of Adjusted Profit and Adjusted EPS, non-cash gain/loss on swaps, foreign exchange gains/losses and write-off of unamortized loan fees, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect results of operations between periods.

EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS have limitations as analytical tools and should not be considered as alternatives to, or as substitutes for, or superior to profit, profit from operations, earnings per share or any other measure of financial performance presented in accordance with IFRS. Some of these limitations include the fact that they do not reflect (i) our cash expenditures or future requirements for capital expenditures or contractual commitments, (ii) changes in, or cash requirements for our working capital needs and (iii) the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debt. Although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect any cash requirements for such replacements. EBITDA, Adjusted EBITDA, Adjusted Profit and Adjusted EPS are not adjusted for all non-cash income or expense items that are reflected in our statements of cash flows and other companies in our industry may calculate these measures differently than we do, limiting their usefulness as a comparative measure.

In evaluating Adjusted EBITDA, Adjusted Profit and Adjusted EPS, you should be aware that in the future we may incur expenses that are the same as or similar to some of the adjustments in this presentation. Our presentation of Adjusted EBITDA, Adjusted Profit and Adjusted EPS should not be construed as an inference that our future results will be unaffected by the excluded items. Therefore, the non-GAAP financial measures as presented below may not be comparable to similarly titled measures of other companies in the shipping or other industries.

Reconciliation of EBITDA and Adjusted EBITDA to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Profit for the period	21,445	9,948	56,929	50,765
Depreciation of fixed assets	10,305	22,232	29,322	70,695
Financial costs	10,469	24,491	27,851	71,579
Financial income	(60)	(62)	(411)	(274)
(Gain)/loss on swaps	(2,294)	11,495	(11,498)	24,787
EBITDA	39,865	68,104	102,193	217,552
Foreign exchange (gains)/losses, net	(143)	(569)	(576)	(380)
Adjusted EBITDA	39,722	67,535	101,617	217,172

Reconciliation of Adjusted Profit to Profit:

(Amounts expressed in thousands of U.S. Dollars)

	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Profit for the period	21,445	9,948	56,929	50,765
Write-off of unamortized loan fees	—	5,757	542	9,019
Foreign exchange (gains)/losses, net	(143)	(569)	(576)	(380)
Non-cash (gain)/loss on swaps	(3,923)	8,838	(17,227)	14,477
Adjusted Profit	17,379	23,974	39,668	73,881
13

Reconciliation of Adjusted Earnings Per Share to Earnings Per Share:

(Amounts expressed in thousands of U.S. Dollars, except shares and per share data)

	For the three months ended		For the year ended
	December 31, 2013	December 31, 2014	December 31, 2013	December 31, 2014
Profit for the period attributable to owners of the Group	21,445	8,837	56,929	42,161
Weighted average number of shares outstanding, basic	62,863,166	80,493,126	62,863,166	78,633,820
EPS	0.34	0.11	0.91	0.54
Profit for the period attributable to owners of the Group	21,445	8,837	56,929	42,161
Plus:
Write-off of unamortized loan fees	—	5,757	542	9,019
Non-cash (gain)/loss on swaps	(3,923)	8,838	(17,227)	14,477
Foreign exchange (gains)/losses, net	(143)	(569)	(576)	(380)
Adjusted Profit attributable to owners of the Group	17,379	22,863	39,668	65,277
Weighted average number of shares outstanding, basic	62,863,166	80,493,126	62,863,166	78,633,820
Adjusted EPS	0.28	0.28	0.63	0.83
14